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SCHEDULE 14C INFORMATION
AMENDMENT NO. 2

Information Statement Pursuant to Section 14(c) of the Securities Exchange Act of 1934

Check the appropriate box:
[X] Preliminary Information Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14c-5(d)(2))
[ ] Definitive Information Statement

METALINE MINING & LEASING COMPANY

(Name of Registrant as Specified In Its Charter)

Payment of Filing Fee (Check the appropriate box):
[X] No fee required
[ ] Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11.

1) Title of each class of securities to which transaction applies: None

2) Aggregate number of securities to which transaction applies: None

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
-$0- no fee is payable pursuant to Rule 0-11(c) (ii)

4) Proposed maximum aggregate value of transaction: n/a

5) Total fee paid: $-0-

[ ] Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

1) Amount Previously Paid: n/a

2) Form, Schedule or Registration Statement No.: n/a

3) Filing Party: n/a

4) Date Filed: n/a

SEC 733A (3-03) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

METALINE MINING & LEASING COMPANY

Notice of Special Meeting of Shareholders
To be Held on XX, 2005

NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Metaline Mining & Leasing Company (the "Company"), will be held at 2:00 p.m. (PDST), on XX, 2005, at 1611 N. Molter Road, Ste. 201, Liberty Lake, WA 99019, to consider and act upon the following matters:

1. To consider and vote upon the merger of the Company with and into a to be formed wholly-owned Nevada subsidiary, HuntMountain Resources;

2. To elect three (3) members to the Board of Directors to serve for a one year term or until their respective successors are elected and qualified;

3. To approve the Metaline Mining & Leasing Company 2005 Stock Plan; and

4. To transact such other business as may properly come before the meeting or any adjournment thereof.

The close of business on XX, 2005 has been fixed as the record date for the determination of the Shareholders entitled to notice of, and to vote at, the Special Meeting and at any postponements or adjournments thereof. Only Shareholders of record on the books of the Company at the close of business on XX, 2005 shall be entitled to notice of, and to vote at, the meeting or any adjournment thereof.

By Order of the Board of Directors

Tim Hunt, President

1611 N. Molter Road, Ste. 201
Liberty Lake, WA 99019

_____

INFORMATION STATEMENT
Relating to
Special Meeting of Shareholders
to be held on XX, 2005

_____

INTRODUCTION

This Information Statement is being furnished by the Board of Directors of Metaline Mining & Leasing Company (the "Company") to holders of shares of the Company's Common Stock (the "Common Stock") in connection with the Special Meeting of Shareholders of the Company to be held on XX , 2005, and any adjournment or adjournments thereof (the "Special Meeting") for the purposes set forth in the accompanying Notice of Special Meeting. This Information Statement is first being mailed to Shareholders on or about XX, 2005.

Management is the record and beneficial owner of 9,213,066 shares (approximately 61.4%) of the Company's outstanding Common Stock. It is management's intention to vote all of their shares in favor of each matter to be considered at the Special Meeting and for each nominee to the Board of Directors. In addition, one shareholder, Gregory Lipsker, legal counsel to and a former officer of the Company is the owner of 1,101,500 shares (approximately 6.68%) of the Company's outstanding Common Stock. Mr. Lipsker has executed an unsolicited proxy authorizing Tim Hunt and William Green, or either of them, to vote his shares in favor of each matter to be considered at the Special Meeting and for each nominee for election to the Board of Directors, thereby assuring the approval of each matter to be considered at the Special Meeting.

PURPOSES OF ANNUAL MEETING

Merger with Subsidiary

At the Special Meeting, Shareholders entitled to vote (see "Voting at Special Meeting") will be asked to consider and vote upon the merger of the Company with and into a to be formed wholly-owned Nevada subsidiary, HuntMountain Resources.

Election of Directors

At the Special Meeting, Shareholders will be asked to consider and to take action on the election of three members to the Board of Directors to serve for one-year terms or until their respective successors are elected and qualified (see "Election of Directors").

2005 Stock Plan

At the Special Meeting, Shareholders will be asked to consider and vote upon the 2005 Stock Plan.

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Other Business

To transact such other business as may properly come before the Special Meeting or any postponements or adjournments thereof.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.


VOTING AT ANNUAL MEETING


1.   **Record Date**. The Board of Directors of the Company has fixed the close of business on April 15, 2005, as the record date for the purpose of determining Shareholders of the Company entitled to notice of and to vote at the Special Meeting. At the close of business on that date, the Company had 15,000,000 issued and outstanding shares of Common Stock. A majority of such shares will constitute a quorum for the transaction of business at the Special Meeting.

2.   **How Management Intends to Vote.** Management intends to vote its shares FOR the merger of the Company with and into a to be formed wholly-owned Nevada subsidiary; FOR the nominees to the Board of Directors in the election of Directors; and FOR approval of the 2005 Stock Plan.

3.   **Voting Power.** Shareholders of the Common Stock of the Company are entitled to one vote for each share held. There is no cumulative voting for directors.

4.   **Principal Shareholders.** The following table sets forth the identity of the record owners of more than five percent (5%) of the outstanding shares of any class of the Company as of April 15, 2005:

Shareholder	Common Stock Owned	Percent of Outstanding
Hunt Family Limited Partnership	7,722,066	51.48%
Gregory B. Lipsker	1,001,500	6.68%
William R. Green	895,000	5.97%

The Company does not know of any other person who held more than five percent (5%) of the Company's outstanding Common Stock as of April 15, 2005 or as of the date of the preparation of this Information Statement.

5.   **Required Approvals.** On April 11, 2005 the Board of Directors of the Company unanimously adopted resolutions (1) to merge the Company with and into a to be formed wholly-owned Nevada subsidiary, HuntMountain Resources and thereby (a) change the domicile of the Company from the State of Washington to the State of Nevada, (b) increase the capitalization of the Company, (c) Provide for indemnification of directors, and (d) provide for approval of corporate action requiring shareholder to be accomplished by majority consent; (2) to elect Tim Hunt, William R. Green, and Eunice R. Campbell to the Board of Directors of the Company to serve for a one-year term or until their respective successors are elected and has qualified; (3) to approve the Metaline Mining & Leasing 2005 Stock Plan; and (4) that the Directors recommend that the Company's Shareholders vote to approve each of the above matters to be submitted to the Shareholders for consideration at the Special Meeting of Shareholders.

Directors are elected by a plurality of the votes cast by the holders of the Common Stock meeting at which a quorum is present. "Plurality" means that the individuals who receive the largest number of votes cast are elected as Directors up to the maximum number of Directors to be chosen at the meeting. Consequently, any shares not voted (whether by abstentions, broker nonvotes or otherwise) have no impact in the election of Directors, except to the extent the failure to vote for an individual results in another individual receiving a larger number of votes. The election of Directors will be accomplished by determining the three nominees receiving the highest total votes.

The proposal to change the Company's state of domicile from Washington to Nevada by merging with a to be formed wholly-owned Nevada subsidiary will require the affirmative vote of two-thirds (66.7%) of all votes entitled to be cast. Abstentions and broker nonvotes will have the effect of a vote against the proposal with respect changing the Company's state of domicile.

The approval of the 2005 Stock Plan requires the favorable vote of the holders of a majority of the shares of Common Stock present at the meeting, provided a quorum is present; abstentions would have the effect of negative votes for this matter; broker nonvotes are not counted for purposes of determining the number of shares present; and thus would have no effect on this matter.

6.   **Dissenters' Rights.** There are no dissenters' rights applicable to the merger of the Company into HuntMountain Resources.

RECENT MARKET PRICES

(a)   Market Information

The Common Stock of the Company is traded in the over the counter market on the NASD Bulletin Board under the symbol "MMLC". The shares were listed for trading during the first quarter of 2003. Prior to that time there had been no market for the Company's shares for more than ten years. The following table shows the high and low closing sales prices for the Common Stock for each quarter since January 1, 2003. The quote date was obtained through America Online from data provided by Standard & Poors. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Year Ended 12/31/03	High Closing	Low Closing
First Quarter	.05	.02
Second Quarter	.02	.02
Third Quarter	.05	.01
Fourth Quarter	.075	0.3
Year Ended 12/31/04		
First Quarter	.10	.03
Second Quarter	.08	.045
Third Quarter	.05	.04
Fourth Quarter	.12	.04
Year Ended 12/31/05		
First Quarter	.185	.07

(b)   Holders

There are approximately 1,270 holders of the Registrant's common equity at the date hereof.

(c)   Dividends

To the management's knowledge, the Registrant has never paid a dividend. There is no plan to pay dividends for the foreseeable future.

(d)   Securities Authorized for Issuance Under Equity Compensation Plans

No securities were authorized for issuance under equity compensation plans at the end of the last fiscal year. In April 2005 the Board of Directors adopted a Stock Option Plan ("Plan"). The purpose of the Plan is to give the Company greater ability to attract, retain, and motivate its officers and key employees and is intended to provide the Company with the ability to provide incentives more directly linked to the success of the Company's business and increases in Shareholder value.

Options issuable pursuant to the Plan may be either incentive stock options (ISOs) for employees (pursuant to Internal Revenue code § 422) or non qualified Stock options (NSOs). In general, ISOs have favorable tax consequences to employees. Assuming that shares are purchased and held for the requisite period, employees will be taxed at the capital gain rates on sale of shares received under the plan. The time at which taxes must be paid on exercise of an ISO is deferred until sale of the underlying shares. The following is a list of some of the characteristics of ISO's:

* Eligible: only employees;
* Additional Limits: must be granted pursuant to an option plan, which must be approved by the shareholders within 12 months of adoption;
* Exercise Price must be at least fair market value ("FMV") (110% of FMV if employee owns more than 10% of corporation);
* Termination of Employment: exercise must be within 3 months of termination of employment;
* Option Term: cannot exceed 10 years (5 years if employee owns more than 10% of the corporation);
* Restrictions on Amounts for Vesting: not more than $100,000 of stock can vest in any calendar year (determined at the date of grant); and
* Holding: if stock is sold within 1 year of exercise of 2 years of date of grant, option will be taxed much like a NSO.

The maximum number of shares available for issue pursuant to the stock option plan adopted by the Company is currently set at 3,000,000 shares. At April 15, 2005, there were 30,000 options issued pursuant to the Plan. No options may be exercised until the Plan has been approved by the shareholders.

In addition to meeting the requirements of the Internal Revenue Code as an incentive stock option, the Plan also meets the requirements of Rule 16(b)-3 of the Securities Exchange Act of 1934, as amended. Officers and directors of a corporation that has adopted an employee stock option plan that meets the requirements of Rule 16(b)-3 may undertake transactions pursuant to the plan without short-swing profit liability under Section 16(b) of the Exchange Act of 1934.

Options are exercisable for a maximum of fifteen (15) years (ten years in the case of an Incentive Stock Option). Transferability is prohibited except for limited circumstances regarding the demise of an Optionee.

The option exercise price for Incentive Stock Options may be no less than the fair market value on the date of grant of the Option, except that the exercise price for any ten percent (10%) shareholder must be 110% of the fair market value on the date of grant. The option price for the NSOs is the lowest allowable price under applicable law.

(e)   Unregistered Sales

On March 23, 2005 the Company entered into a Stock Purchase Agreement with the Hunt Family Limited Partnership, a Washington Limited Partnership ("HFLP"). The decision to enter into the Stock Purchase Agreement was the culmination of management's efforts to identify a person with the business experience to lead the Company in its efforts to reactivate its dormant mining exploration business. Mr. Hunt was known to management of the Company as a business person with experience in building his own very successful company from a start-up phase. Mr. Hunt had expressed an interest to management of his desire to become involved in building a successful mineral exploration company.   Management believed that Mr. Hunt possessed the requisite management, finance and international business experience to lead the Company and to achieve both the Company's and his own personal goals. Management believed that Mr. Hunt's investment in the stock of the Company aligned his financial interests with management's goal of increasing shareholder value and liquidity for the Company's existing shareholders. Mr. Hunt made his investment in the Company through his family limited partnership, HFLP, of which he and his spouse are the general partners. Pursuant to the terms of the Agreement HFLP purchased 7,722,066 shares of Metaline common stock or 51.48% of the total authorized shares of Metaline. No shareholder vote to approve the sale of the shares was required under applicable Washington law. The purchase price of the shares was $0.065 per share which resulted in gross proceeds of $501,934.29 to the Company. In addition HFLP was granted warrants, exercisable for a period of 5 years, for the purchase of an additional 15,444,132 shares of Metaline common stock at a price of $0.065 per share, if and when the capitalization of the Company is increased. There was no commission paid, directly or indirectly, to any person in conjunction with the Stock Purchase Agreement. The sale was made pursuant to a Section 4(2) exemption from registration under the Securities Act of 1933.

On March 28, 2005 the Company completed a private placement of 1,500,000 special warrants at a price of $0.10 per special warrant. The price of the special warrant was a ten percent premium over market price at the date of the offering. Each special warrant shall automatically be converted into one share of the Company's restricted common stock upon the increase of the Company's capitalization sufficient to permit the conversion of the warrants. In the event that the special warrants have not been converted on or before July 30, 2005 the warrant holders may, but are not required to, rescind their purchase without penalty to the Company. The private placement was made pursuant to a Regulation D Rule 506 exemption from registration under the Securities Act of 1933, as amended. The special warrants were offered and sold to a total of six investors, all of whom are accredited investors. There was no commission paid, directly or indirectly, to any person in conjunction with the sale of the special warrants. The Company received gross proceeds of $150,000 from the offering.

Private Placement Purchasers

Name	Investment ($)	Securities Purchased	Relationship to Company
Tim Hunt and Resa Hunt	$30,000	300,000	President, General Partner of HFLP Resa Hunt is Tim Hunt's spouse and General Partner of HFLP
Jacob and Thelma Reidt	$20,000	200,000	Resa Hunt's Parents
Joanna and Doug Steinbach	$20,000	200,000	Tim and Resa Hunt's daughter and son- in-law
Darrick Hunt	$40,000	400,000	Tim and Resa Hunt's son
Zach Hunt	$20,000	200,000	Tin and Resa Hunt's son
Brandon Hunt	$20,000	200,000	Tim and Resa Hunt's son

To date, the Company has not used the proceeds from the sale of either of the above private placements. All proceeds are being held by the Company in interest bearing accounts. The Company intends that the proceeds of the offerings will ultimately be used in furtherance of the Company's intended mineral exploration operations.

THE FOLLOWING PROPOSALS ARE SUBMITTED TO THE SHAREHOLDERS FOR CONSIDERATION AT THE ANNUAL MEETING OF SHAREHOLDERS:

1.   MERGER WITH SUBSIDIARY

Upon the effective date of the Merger, the Company will be merged with and into its to be formed Nevada subsidiary, HuntMountain Resources, which will be the surviving company. The merger of the Company with and into HuntMountain will have the effect of changing the domicile of the Company from the State of Washington to the State of Nevada. The Company will thereafter be governed by the laws of the State of Nevada rather than the laws of the State of Washington

Purposes of the Merger.

The purposes of the merger are: (a) change the domicile of the Company from the State of Washington to the State of Nevada, (b) increase the capitalization of the Company, (c) Provide for indemnification of directors, and (d) provide for approval of corporate action requiring shareholder approval to be accomplished by majority consent. Management believes that the corporate laws of Nevada are more favorable to corporations than the laws of Washington (see comparison of corporate laws set forth below).

Business of HMR

HuntMountain Resources ("HMR") will be incorporated as a wholly-owned subsidiary of the Company. HMR will have no assets or liabilities and will not conduct business except to enter into the Plan of Merger with the Company. HMR will succeed to the business of the Company. The business address of HMR will continue to be the current business address of the Company; 1611 N. Molter Road, Ste. 201, Liberty Lake, WA 99019, telephone (509) 892-5287.

Trading Market and Price

HMR will not be publicly traded and will have only 100 shares of common stock issued and outstanding. The outstanding shares will be held by the Company and will be cancelled on the effective date of the merger of HMR and the Company. Upon the effective date of the merger, the Company's current shares will trade on the OTC Bulletin Board under the new name, HuntMountain Resources, and a new trading symbol will be assigned.

Dividends

There is no plan for HMR to pay dividends for the foreseeable future.

Management of HMR

The officers and directors of HMR will be identical to the officers and Directors of the Company and will remain as the Officers and directors of the surviving company.

Exchange of Shares

Each shareholder of the Company will receive one share of HMR. You may, but will not be required to exchange the shares of stock you currently hold in the Company for shares of HMR.

Articles of Incorporation

The surviving company will be governed by the articles of incorporation of the Nevada corporation, a copy of which is attached as Exhibit (2). The following discussion identifies the material differences between our current articles of incorporation and the articles of incorporation of HuntMountain and the rationale for the changes.

Capital Structure – Common Stock. The Company is currently authorized to issue 15,000,000 shares of Common Stock, of which 15,000,000 shares were issued and outstanding and held of record by approximately 1560 Shareholders as of April 15, 2005. Immediately after the merger HuntMountain will have three hundred million (300,000,000) shares of $0.001 par value Common Stock authorized and 16,500,000 shares issued and outstanding (the additional 1,500,000 shares outstanding result from the sale of special warrants that convert automatically upon the Company's increase in capitalization). The change in par value is significant only in that filing fees in Nevada are based on par value. If no par value shares exist, Nevada imputes an arbitrary per share par value. The $0.001 par value was chosen to minimize the expense of filing fees.

Management believes that the increased number of authorized shares of Common Stock will provide the Company with an adequate supply of authorized but unissued shares of Common Stock for general corporate needs including obtaining additional financing, possible stock dividends, employee incentive and benefit plans or consummation of acquisitions at times when the Board, in its discretion, deems it advantageous to do so. Other than shares of Common Stock issuable pursuant to the outstanding stock options and warrants the Company has no commitment for the issuance of additional shares.

All shares of Common Stock are equal to each other with respect to voting, liquidation, dividend and other rights. Owners of shares of Common Stock are entitled to one vote for each share they own at any Shareholders' meeting. Holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to Shareholders. There are no conversion, preemptive or other subscription rights or privileges with respect to any shares. Although the Board of Directors would authorize the issuance of additional shares of Common Stock based on its judgment as to the best interests of the Company and its Shareholders, the issuance of authorized shares of Common Stock could have the effect of diluting the voting power and book value per share of the outstanding Common Stock.

Authorized shares of Common Stock in excess of those shares outstanding will be available for general corporate purposes, may be privately placed and could be used to make a change in control of the Company more difficult. Under certain circumstances, the Board of Directors could create impediments to, or frustrate, persons seeking to effect a takeover or transfer in control of the Company by causing such shares to be issued to a holder or holders who might side with the Board of Directors in opposing a takeover bid that the Board of Directors determines is not in the best interests of the Company and its shareholders, but in which unaffiliated shareholders may wish to participate. In this connection, the Board of Directors could issue authorized shares of Common Stock to a holder or holders which, when voted together with the shares held by members of the Board of Directors and the executive officers and their families, could prevent the majority shareholder vote required by the Company's Articles of Incorporation to effect certain matters. Furthermore, the existence of such shares might have the effect of discouraging any attempt by a person, through the acquisition of a substantial number of shares of Common Stock, to acquire control of the Company, since the issuance of such shares should dilute the Company's book value per share and the Common Stock ownership of such person. This may be beneficial to management in a hostile tender offer, thus having an adverse impact on shareholders who may want to participate in such tender offer.

The additional authorized shares of Common Stock would, when issued, have the same rights as the issued and outstanding existing shares of Common Stock. Shareholders of the Company do not have preemptive rights nor will they as a result of the merger.

If the merger is approved, the additional authorized Common Stock would be available for issuance in the future for such corporate purposes as the Board of Directors deems advisable from time to time without the delay and expense incident to obtaining shareholder approval, unless such action is required by applicable law or by the rules of the National Association of Securities Dealers, Inc., or of any stock exchange upon which the Company's shares may then be listed. It should be noted that subject to the limitations discussed above, all of the types of Board action with respect to the issuance of additional shares of Common Stock that are described in the preceding paragraphs can currently be taken and that the power of the Board of Directors to take such actions would not be enhanced by the merger, although the merger would increase the number of shares of Common Stock that are available for the taking of such action.

Except for shares of Common Stock issuable pursuant to outstanding warrants and stock options, the HMR Board of Directors has no present agreement, commitment, plan, intent, understanding or arrangement to issue any of the additional shares being authorized

Capital Structure – Preferred Stock. The Company will have authority to issue up to Ten Million (10,000,000) shares of newly created Preferred Stock ("Preferred Stock"). The Preferred Stock with a stated value of $0.001 per share. The Preferred Stock shall be entitled to preference over the Common Stock with respect to the distribution of assets of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntarily or involuntarily, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs. The authorized, but unissued shares of Preferred Stock, may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors. The Directors, in their sole discretion, shall have the power to determine the relative powers, preferences, and rights of each series of Preferred Stock.

If approved, the Board of Directors would be empowered without the necessity of further action or authorization by the Company's Shareholders (unless such action or authorization is required in a specific case by applicable laws or regulations or stock exchange rules) to authorize the issuance of the Preferred Shares from time to time in one or more series or classes, and to fix by resolution the designations, preferences, limitations, and relative rights of each such series or class. Each series of Preferred Shares would, as determined by the Board of Directors at the time of issuance, rank senior to the Company's shares of Common Stock with respect to dividends and redemption and liquidation rights.

The Preferred Shares will provide authorized and unissued shares of Preferred Stock, which may be used by the Company for any proper corporate purpose. Such purpose might include, without limitation, issuance as part or all of the consideration required to be paid by the Company in the acquisition of other businesses or properties, or issuance in public or private sales for cash as a means of obtaining additional capital for use in the Company's business and operations. There are no transactions currently under review by the Board of Directors which contemplate the issuance of Preferred Shares There is no intent, understanding or arrangement to issue any of the Preferred Shares being authorized.

It is not possible to state the precise effects of the authorization of the Preferred Shares upon the rights of the holders of the Company's Common Stock until the Board of Directors determines the respective preferences, limitations, and relative rights of the holders of each class or series of the Preferred Shares. Such effects might include, however: (a) reduction of the amount otherwise available for payment of dividends on Common Stock to the extent dividends are payable on any issued Preferred Shares; (b) restrictions on dividends on the Common Stock; (c) dilution of the voting power of the Common Stock to the extent that the Preferred Shares had voting rights; (d) conversion of the Preferred Shares into Common Stock at such prices as the Board of Directors determines, which could include issuance at below the fair market value or original issue price of the Common Stock; and (e) the holders of Common Stock not being entitled to share in the Company's assets upon liquidation until satisfaction of any liquidation preference granted to holders of the Preferred Shares.

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In addition, the Preferred Shares could, in certain instances, render more difficult or discourage a merger, tender offer or proxy contest and thus potentially have an "anti-takeover" effect, especially if Preferred Shares were issued in response to a potential takeover. In addition, issuances of authorized Preferred Shares can be implemented, and have been implemented by some companies in recent years, with voting or conversion privileges intended to make acquisition of the Company more difficult or more costly. Such an issuance could deter the types of transactions which may be proposed or could discourage or limit Shareholders' participation in certain types of transactions that might be proposed (such as a tender offer), whether or not such transactions were favored by the majority of the Shareholders, and could enhance the ability of officers and directors to retain their positions.

Although the Board of Directors would authorize the issuance of additional Preferred Shares based on its judgment as to the best interests of the Company and its Shareholders, the issuance of authorized Preferred Shares could have the effect of diluting the voting power and book value per share of the outstanding Common Stock.

Corporate Law Comparison

The following sets forth an analysis of material differences in corporate law between the states of Washington and Nevada.

Cumulative Voting

Similar: In both states a stockholder who has the right of cumulative voting for directors is entitled to as many votes as equal to the number of shares of stock multiplied by the number of directors to be elected. The stockholder may cast all his votes for a single director or distribute them among two or more directors.

Different: In Washington stockholders have the right of cumulative voting unless the articles of incorporation provide otherwise. Nevada law allows a corporation to authorize cumulative voting in the articles of incorporation. There are no provisions for cumulative voting in the HuntMountain Articles of Incorporation. Washington law does not require stockholders to give notice that they plan to vote cumulatively, whereas Nevada law requires the corporation to provide notice of the voting rights to the stockholders in the notice calling the meeting or the proxy material, requires stockholder to give written notice to the president or secretary that they desire to vote cumulatively, and requires an announcement to that effect before the election.

Preemptive Rights

Similar: If stockholders have preemptive rights, both states provide that they may waive them and a written waiver is enforceable even though it is not supported by consideration. Both states provide that shares issued under certain circumstances have no preemptive rights; these provisions are the same except Washington excludes shares issued pursuant to the initial plan of financing, where Nevada excludes shares authorized in the articles of incorporation that are issued within 6 months from the effective date of incorporation. The remaining provisions are the same and both states provide that the rights may be altered by the articles of incorporation.

Different: Washington law provides that the stockholders have preemptive rights unless the articles of incorporation state otherwise. Under Nevada law stockholders do not have preemptive rights unless provided for in the articles of incorporation. Preemptive rights are not provided for in the Articles of Incorporation of HuntMountain.

Amendment of Articles

Similar: Both states grant broad authority to amend the articles of incorporation. Although NRS 78.385(a)-(d) grants specific authority to certain items, NRS 78.385(e) and .385(2) broaden the authority to include anything that would be permissible if the original articles were filed at the time of making the amendment. Washington Statute grants blanket authority to change required or permitted provisions of the articles of incorporation.

Different: Washington law allows the board of directors to make limited changes without shareholder action including changing the number of authorized shares when there is only one class outstanding. Nevada requires all amendments to be approved the stockholders. In addition, Washington law provides that a shareholder does not have a vested property right resulting from the articles of incorporation. The Nevada code is silent on this matter.

Reverse Split

Similar: Corporations in both states are allowed to change the number of authorized shares by amending the articles of incorporation.

Different: Washington law provides that the board of directors can change the number of authorized shares without shareholder vote in order to effectuate a split, when there is only one class of stock outstanding. However, this grant of authority may have additional limitations depending upon the details of the transaction.

Indemnification of Officers and Directors

There are no material differences between Washington and Nevada corporate law regarding provisions for indemnification of directors, officers, employees and agents.

Merger/Share Exchange (class voting)

Similar: Nevada provides that the plan for exchange must be approved by a majority of the voting power of each class and each series to be exchanged pursuant to the plan of exchange. The Washington statutes regarding mergers and share exchanges require approval by two-thirds of the votes instead of a simple majority. In both states the articles of incorporation may alter the number of votes required.

Different: Under Nevada law a plan for merger must be approved by a majority of the voting power of the stockholders. Under Washington law, the plan for merger must be approved by each voting group entitled to vote separately on the plan by two-thirds of all the votes entitled to be cast on the plan by that voting group.

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Merger/Share Exchange (notice)

There are no material differences between Nevada and Washington corporate law regarding the shareholder notice requirements for mergers or share exchanges.

Less Than Unanimous Consent (notice)

Similar: Both Nevada and Washington permit less than unanimous consent for shareholder actions.

Different: Under Nevada law actions permitted or required to be taken at a meeting of the stockholders may be taken without a meeting if a written consent is signed by stockholders holding at least a majority of voting power. If a different proportion of votes would be required at a meeting, that proportion of written consents is required. In no instance where action is authorized by written consent need a meeting of stockholders be called or notice given. Washington law requires unanimous consent unless the corporation is privately held and the articles of incorporation authorize majority consent. Washington requires that notice be given to all shareholders entitled to vote on the action and nonvoting shareholders in circumstances where notice would be required to nonvoting shareholders.

Dissenter's Rights

Similar: Both Nevada and Washington corporate laws make provisions for notification of the right to dissent, demand for payment, payment; procedures if the shareholder is dissatisfied, court action, court costs and fees, and beneficial shareholders the right to dissent where the shareholder's shares are held in "street name" by nominees;.

Different: In a merger situation Nevada allows stockholders to dissent regardless of whether the stockholder is entitled to vote on the plan; Washington only allows a shareholder to dissent if the shareholder was entitled to vote on the plan. However, a merger effected solely for the purpose of changing a corporation's state of incorporation does not trigger dissenters' rights. Nevada puts additional limitations on the right of dissent where the shareholder's securities are listed on a national securities exchange, included in the national security market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record or if the plan for merger does not require action of the stockholders of the surviving domestic corporation.

Significant Business Transactions/Acquisition of Controlling interest

Similar: The applicable statutes do not have much in common except for the common purpose of preventing acquisition of controlling interests without approval of the board of directors or the stockholders.

Different: The Washington Takeover Act is aimed at preventing certain significant transactions within a five year period after a person acquires 10% or more of a corporation's outstanding voting shares unless the transaction or the acquisition of the shares was approved by a majority of the board of directors prior to the acquiring person's share acquisition. The Nevada statutes on the other hand prevent the acquirer from voting its shares by providing that the acquirer only obtains such voting rights as conferred by a resolution of the stockholders of the corporation. The voting rights must be approved by the majority of the voting power of the corporation (not including shares held by the acquirer). If the acquirer is afforded full voting rights dissenting stockholders may obtain payment of the fair value of their shares.

Tax Aspects

It is management's belief that pursuant to the Internal Revenue Code Section 368 (a)(1)(F), this change of domicile from Washington to Nevada will qualify as a tax free exchange as a mere change in identity, form or place of incorporation of one corporation, however effected.

Assuming that the merger of the Company into its wholly-owned subsidiary qualifies as a reorganization within the meaning of Section 368(a) of the Code:

* No gain or loss will be recognized by a Shareholder of the Company as a result of the merger with respect to shares of the Company converted solely into shares of the surviving company;
* The tax basis of the shares of stock of the surviving company received by the Company's Shareholders will be the same as the tax basis of the Company's stock exchanged therefor;
* The holding period of the surviving company stock received by the Company's Shareholders in the merger will include the period during which the Company's stock surrendered in exchange therefor were held, provided that such shares of the Company were held as capital assets at the effective date of the merger.

No Opinion of Counsel and Advice to Seek Own Tax Adviser

Neither the Company nor the nominees for Director have sought an opinion of counsel with respect to the tax consequences of the transactions to be considered at the meeting. The Company and the nominees do not believe that the reincorporation in Nevada will have any tax consequences to the Company's Shareholders. Shareholders are advised to consult with their own tax advisers or counsel if they have any questions regarding the tax aspects of the transaction.

<u>Financial Information</u>

Given the following considerations:

* HMR has yet to be incorporated and will be incorporated for the sole purpose of changing the domicile of the Company;
* HMR will have no assets or liabilities prior to the merger;
* HMR will have no business operations prior to the merger;
* Only 100 shares of common stock and no shares of preferred stock will be issued and outstanding at the date of the merger;
* All shares of HMR outstanding prior to the merger will be owned by the Company:
* The outstanding shares will be cancelled upon the effective date of the merger;
* HMR will have no contractual obligations nor agreements to enter into contractual obligations prior to the merger; and
* Upon the effective date of the merger, HMR will acquire all of the assets, liabilities, business operations and obligations of the Company;

Management does not believe that the preparation of financial information regarding HMR or pro forma financial information giving effect to the merger of the Company and HMR is material to a shareholders understanding of the transaction.

15

Board Recommendation

The proposal to merge the Company with its wholly-owned Nevada subsidiary will require the affirmative vote of the holders of at least a majority of the shares entitled to vote thereon. The Board of Directors recommends a vote FOR the merger of the Company into its to be formed wholly-owned subsidiary, HMR.

2. ELECTION OF DIRECTORS

At the meeting, three (3) Directors are to be elected who shall hold office until the next Special Meeting of Shareholders and until their respective successors shall have been elected and qualified. However, if any nominee at the time of election is unable or unwilling to serve, or is otherwise unavailable for election, such that substitute nominees are designated, Management in their discretion intend to vote for all or a lesser number of such other nominees. The Company's By-laws provide for a minimum of three and a maximum of five directors to be elected by the Shareholders. There are no standing audit, nominating or compensation committees of the Board of Directors.

The nominees for Directors, together with certain information with respect to them, are as follows:

Name	Age	Year First Became A Director	Common Shares Owned Beneficially, Directly or Indirectly, as of April 15, 2005
Tim Hunt	52	2005	7,722,066
William R. Green	66	1993	896,000
Eunice R. Campbell	59	1992 and since 1994	595,000

Tim Hunt is a general partner of HFLP and is the founder and president of Spokane, Washington-based Huntwood Industries, the largest building products manufacturer in Eastern Washington with over 800 employees. Mr. Hunt founded Huntwood Industries in 1988 and has served as its president since inception. Mr. Hunt has significant experience in raising capital and negotiating private equity placements for numerous companies

Dr. William R. Green - William R. Green is a mining engineer and geologist, and was a professor of mining engineering at the University of Idaho from 1965 to 1983. He has been actively involved in the mining business since 1962. Dr. Green served as a director of Centram Exploration Ltd., a Canadian public company, from its inception as Maya Gold in April 1998 until January 12, 2004 and as president of that company from August 2000 until May 2003. Dr. Green served as a director of Pertomin Resources, Ltd., a Canadian public company, from September 1990 until August 2003 and as a Director of Triband Enterprise Corp., a Canadian public company from December 2000 until July 2003. Dr. Green served as the president of Mines Management, Inc., a U.S. public company from 1964 until January 2003 and served as a director of that company from 1964 until October 2003. Since January 2003, Dr. Green has been a self-employed geologic and mining consultant.

Eunice R. Campbell - Mrs. Campbell is a retired businesswoman. Prior to her retirement in 1987 Mrs. Campbell was the owner of Spokane Guaranty Company, a stock transfer agency.

Compensation of Directors and Officers

(a) Executive Officers

The following table sets forth the compensation paid by the Company to its Chief Executive Officer and executive officers whose total annual salary and bonus exceeded $100,000 during the past three calendar years ("Executive Officers"). Except as set forth below, no officer or Executive Officer of the Company received compensation in excess of $100,000 during the past three calendar years. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

Summary Compensation Table

					Long-Term Compensation			
Annual Compensation					Awards		Payouts	
(a) Name and Principal Position	(b) Year	(c) Salary ($)	(d) Bonus ($)	(e) Other Annual Comp. ($)	(f) Restricted Stock Awards(1) ($)	(g) Securities Underlying Options/ SARs(#)	(h) LTIP Payouts ($)	(i) All Other Comp. ($)
Gregory B. Lipsker President(1)	2002	$0	$0	$0	$0	-0-	$0	$0(2)
	2003	$0	$0	$0	$0	-0-	$0	$0(2)
	2004	$0	$0	$0	$0	-0-	$0	$0(2)
William R. Green President	2004	$0	$0	$0	$0	-0-	$0	$0

(1) Mr. Lipsker resigned as the president and a director of the Company on April 1, 2004

(2) Mr. Lipsker's law firm received fees of $1,646; $1,220: and $2,457 for legal services performed for the Company during 2002; 2003: and 2004 respectively with regard to the preparation of periodic reports filed with the Securities and Exchange Commission.

(b) Director Compensation For Last Fiscal Year

	Cash Compensation			Security Grants	
Name (a)	Annual Retainer Fees($) (b)	Meeting Fees($) (c)	Consulting Fees/Other Fees ($) (d)	Number of Shares (#) (e)	Number of Securities Underlying Options/SARs (#) (f)
Gregory Lipsker	-0-	-0-	-0-	0	0
William R. Green	$500	-0-	-0-	0	0
Eunice Campbell	$500	-0-	-0-	0	0
Lee Irving	$500	-0-	-0-	0	0

Board Committees

The entire board performs the function of the Audit, Compensation and Nominating Committee. Directors are currently nominated by the total Board of Directors. It is anticipated that a Nominating Committee and committee charter will be implemented during 2005.

The entire board performed the functions of the Audit Committee during the year ended December 31, 2004. The Audit Committee approves the selection of the Company's independent certified public accountants to audit the annual financial statements and review the quarterly financial statement, discusses with the auditors and approves in advance the scope of the audit and reviews, reviews management's administration of the system of internal controls, and reviews the Company's procedures relating to business ethics. None of the Directors are deemed to be independent directors as that term is defined in Rule 4200(a) (14) of the NASD's listing standards. William Green is the financial expert for the purpose of compliance with the Sarbanes–Oxley Act of 2002. The Company does not have a written audit committee charter but intends to adopt a written audit committee charter prior to year end.

Appointment of Auditors

The Audit Committee has appointed the firm of LeMaster & Daniels PLLC as the Corporation's independent auditors for fiscal year ended December 31, 2005. LeMaster & Daniels PLLC has served as the Corporation's independent auditors since 2002. No representative of LeMaster & Daniels PLLC is expected to be present at the Special Meeting with the opportunity to make statements and respond to appropriate questions from shareholders present at the meeting. Under the Sarbanes-Oxley Act of 2002, the Audit Committee has the sole authority to appoint the independent auditors for the Corporation. Therefore, the Corporation is not submitting the selection of LeMaster & Daniels PLLC to our shareholders for ratification. It is intended that LeMaster & Daniels PLLC will continue as the independent auditors for HMR.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Auditors

The Audit Committee is responsible for appointing, setting compensation and overseeing the work of the independent auditors. The Audit Committee has established a policy regarding pre-approval of all audit and non-audit services provided by the independent auditors. On an ongoing basis, management communicates specific projects and categories of services for which advance approval of the Audit Committee is requested. The Audit Committee reviews these requests and advises management if the Audit Committee approves the engagement of the independent auditors for specific projects. On a periodic basis, management reports to the Audit Committee regarding the actual spending for such projects and services compared to the approved amounts. The Audit Committee may also delegate the ability to pre-approve audit and permitted non-audit services to a subcommittee consisting of one or more Audit Committee members, provided that any such pre-approvals are reported on at a subsequent Audit Committee meeting.

Audit Fees

The aggregate fees billed for professional services rendered by the Company's principal accountant for the audit of the Company's annual financial statements for the fiscal years ended December 31, 2004 and 2003 were $4,500 and $4,500 respectively.

Audit Related Fees

The Company incurred no fees during the last two fiscal years for assurance and related services by the Company's principal accountant that were reasonably related to the performance of the audit of the Company's financial statements.

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Tax Fees

The Company incurred fees totaling $600 and $600 during the fiscal years ended December 31, 2004 and 2003, respectively, for professional services rendered by the Company's principal accountant for tax compliance, tax advice and tax planning.

All Other Fees

The Company incurred fees totaling $4,500 and $4,500 during the fiscal years ended December 31, 2004 and 2003, respectively, for services rendered by the Company's principal accountant relating to the preparation of quarterly financial statements for inclusion in the Company's quarterly reports on Form 10QSB.

Board Recommendation

The Board of Directors recommends a vote FOR each nominee to the Board of Directors.

3.   APPROVAL OF 2005 STOCK PLAN

Purpose of the Plan

The Board of Directors has adopted the Metaline Mining &Leasing Company 2005 Stock Plan. The purpose of the Plan is to give the Company greater ability to attract, retain, and motivate its officers, key employees, directors and consultants; and is intended to provide the Company with the ability to provide incentives more directly linked to the success of the Company's business and increases in Shareholder value.

Features of the Plan

Type of Options Authorized

The Plan provides for awards of restricted stock, incentive stock options (ISOs) (pursuant to Internal Revenue code § 422) and Nonqualified Stock Options (NSOs). In general, ISOs have more favorable tax consequences to employees. Assuming that option shares are held for the requisite period, employees will be taxed at the capital gain rates on exercise of an ISO, rather than the ordinary income tax rates, plus employment taxes, on exercise of a NSOs. In addition, the time at which taxes must be paid on exercise of an ISO is deferred until sale of the underlying shares, resulting in further time-based savings if such shares are not sold. On the other hand, NSOs have some tax benefits to the corporation, in the form of a tax deduction to the corporation at the time of exercise by the employee, but the corporation does have withholding tax obligations for NSOs and shares in employment taxes. The following is a non-exhaustive list of some of the characteristics of ISOs and NSOs:

ISOs:

* Eligible: only employees
* Additional Limits: must be granted pursuant to an option plan, which must be approved by the shareholders within 12 months of adoption
* Exercise Price must be at least fair market value ("FMV") (110% of FMV if employee owns more than 10% of corporation)

19

* Termination of Employment: exercise must be within 3 months of termination of employment
* Option Term: cannot exceed 10 years (5 years if employee owns more than 10% of the corporation)
* Restrictions on Amounts for Vesting: not more than $100,000 of stock can vest in any calendar year (determined at the date of grant)
* Holding: if stock is sold within 1 year of exercise of 2 years of date of grant, option will be taxed much like a NSO

NSOs:

* Eligible: employees and certain non-employees (e.g., consultants/advisors)
* Exercise Price: can be more than, less than or equal to FMV (although discounted options may have adverse accounting consequences)

In addition to meeting the requirements of the Internal Revenue Code as an incentive stock option, the Plan also meets the requirements of Rule 16(b)-3 of the Securities and Exchange Commission. Officers and directors of a corporation that has adopted an employee stock plan that meets the requirements of Rule 16(b)-3 may undertake transactions pursuant to the plan without having to be concerned about short-swing profit liability under Section 16(b) of the Exchange Act of 1934.

Administration of the Plan.

(a) The Plan shall be administered by the Board or a Committee appointed by the Board, which Committee shall be constituted to comply with Applicable Laws.
(b) Powers of the Administrator. Subject to the provisions of the Plan and, in the case of a Committee, the specific duties delegated by the Board to such Committee, and subject to the approval of any relevant authorities, the Administrator shall have the authority in its discretion:
(i)   to determine the Fair Market Value;
(ii)   to select the persons to whom Options may be granted;
(iii)   to determine the number of Shares to be covered by each such Option granted;
(iv)   to approve forms of agreement for use under the Plan;
(v)   to determine the terms and conditions of any Restricted Common Stock grant or Option granted

Persons Eligible

Only statutory employees of the Company may be granted ISOs. At the present date the Company has no statutory employees. The Company may grant restricted stock or NQOs to non-employee directors, employees, consultants or other persons who the company believes will contribute to the business success of the Company.

Shareholder Approval

The plan provides that it shall be approved by the shareholders of the Company within 12 months after the date the plan is adopted by the board of directors. Although shareholder approval of the plan is not required under the Washington Business Corporation Act, it is required under Section 422 of the Internal Revenue Code of 1986.

Life of Option

Options are exercisable for a maximum of fifteen (15) years (ten years in the case of an Incentive Stock Option). Transferability is prohibited except for limited circumstances regarding the demise of an Optionee.

Option Exercise Price

The option exercise price for Incentive Stock Options may be no less than the fair market value on the date of grant of the Option, except that the exercise price for any ten percent (10%) shareholder must be 110% of the fair market value on the date of grant. The option price for the Non-Qualified Stock Options is the lowest allowable price under applicable law.

Shares subject to Option Plan

The maximum number of shares available for issue under the Plan adopted by the Company shall not exceed 3,000,000 shares. In no event shall more than two million (2,000,000) Shares be available for issuance pursuant to the exercise of Incentive Stock Options. Shareholder approval is required to increase the number of shares issuable pursuant to ISOs.

New Plan Benefits and Options Granted

At the date of this Information statement the Company has no statutory employees and no ISOs have been granted. One consultant, Steve Taylor, has been granted 10,000 NQOs at an exercise price of $0.15 per share for services related to investor relations. The options were granted on March 29, 2005 and have a term of five years. Mr. Taylor's duties include communicating information regarding the Company's operations to shareholders, securities dealers, analysts and the general public, drafting and distributing news releases and official corporate communications materials. In the future, it is anticipated that Mr. Taylor may represent the Company at trade shows, conferences, and exhibitions, and assist in the preparation and review of annual and quarterly reports, financial statements and SEC filings.

The Company has made no determination as to the persons to whom options shall be granted including any grants to past and current executive officers, non-executive officers, employees, and non-employee directors. No options were granted during the Company's last fiscal year.

No Further Shareholder Approval

Shareholders of the Company will not have a separate opportunity to vote on any elements of this plan, including a determination of the persons to whom options shall be granted.

Vesting

Option vesting may be immediate or delayed depending upon the specific terms spelled out in each option agreement between the Company and the person granted the option. While the Company has not yet set forth specific criteria for the determination of vesting of options, immediate vesting may occur in instances where such an incentive is needed to attract or retain an individual who management deems key to the success of the Company's operations. Delayed vesting may occur to tie an individual's financial incentives to remaining in the employment of the Company or when the achievement of specific criteria are used to determine if a person's performance merits vesting of options or as an incentive to achieve certain benchmarks of performance.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	-0-	-0-	-0-
Equity compensation plans not approved by security holders	-0-	-0-	-0-
Total	-0-	-0-	-0-

The table includes information as of the end of the most recently completed fiscal year for each category of equity compensation plan.

Board Recommendation

The Board of Directors recommends a vote FOR the approval of the 2005 Stock Plan.

**COMPLIANCE WITH SECTION 16(a)
OF THE SECURITIES EXCHANGE ACT OF 1934**

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who beneficially own more than ten percent (10%) of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent (10%) beneficial owners are required by Securities and Exchange Commission regulation to furnish the Company with copies of all Section 16(a) forms filed by them.

Based solely on its review of copies of such forms furnished to the Company, the Company believes that during the fiscal year ended December 31, 2004, the no persons were delinquent complying with the 16(a) filing requirements applicable to them.

ADDITIONAL SHAREHOLDER INFORMATION

Shareholder Proposals for 2006 Special Meeting

The Company will review shareholder proposals intended to be included in the Company's proxy materials for the 2006 Special Meeting of Shareholders which are received by the Company at its principal executive offices no later than LLL (unless the date of the next annual meeting is changed by more than 30 days from the date of this year's meeting, in which case the proposal must be received a reasonable time before the Company begins to print and mail its proxy materials). Such proposals must be submitted in writing and should be sent to the attention of the Secretary of the Company. The Company will comply with Rule 14a-8 of the Exchange Act with respect to any proposal that meets its requirements.

Annual Report

The Company's Annual Report to Shareholders, consisting of the Corporation's Form 10-KSB for the year ended December 31, 2004 is being mailed to all Shareholders with this Information Statement. In addition, a Shareholder of record may obtain a copy of the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 (the "Form 10-KSB"), without cost, upon written request to the Secretary of the Company. The Annual Report on Form 10-KSB is not part of the proxy solicitation materials for the Special Meeting.

Other Business

As of the date of this Information Statement, the Board of Directors is not aware of any matters that will be presented for action at the Special Meeting other than those described above. However, should other business properly be brought before the Special Meeting, the proxies will be voted thereon in the discretion of the persons acting thereunder.

By Order of the Board of Directors

Tim Hunt, President

Exhibit 2

PLAN OF MERGER

This Plan of Merger is made and entered into this ____ day of _____, 2005, by and between Metaline Mining & Leasing, inc., a Washington corporation ("Metaline"), and HuntMountain Resources, a Nevada corporation ("HuntMountain" or the "Surviving Corporation").

RECITALS

A. Metaline is a corporation organized and existing under the laws of the State of Washington and has authorized capital stock consisting of 15,000,000 shares of no par value common stock, of which 15,000,000 shares are issued and outstanding, and held by approximately 1,560 shareholders of record. .

B. HuntMountain is a corporation organized and existing under the laws of the State of Nevada and has authorized capital stock consisting of 300,000,000 shares of common stock with $0.001 par value, of which 100 shares are issued and outstanding, and held by Metaline and 10,000,000 shares of preferred stock with $0.001 par value, of which no shares are issued and outstanding.

C. The Boards of Directors of Metaline and HuntMountain, respectively, deem it advisable for Metaline to merge with and into HuntMountain.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, Metaline and HuntMountain hereby agree to the following Plan of Merger:

1. *Names of Constituent Corporations.* Metaline will merge with and into HuntMountain. The Surviving Corporation shall be HuntMountain.

2. *Terms and Conditions of Merger.* The effective date of merger shall be the latter of date upon which the Articles of Merger are filed with the Secretaries of State of Washington and Nevada. Upon the effective date of the merger, the separate corporate existence of Metaline shall cease; title to all real estate and other property owned by Metaline or HuntMountain shall be vested in HuntMountain without reversion or impairment; and the HuntMountain shall have all liabilities of Metaline and HuntMountain. Any proceeding pending by or against Metaline or HuntMountain may be continued as if such merger did not occur, or the Surviving Corporation may be substituted in the proceeding for Metaline.

3. *Governing Law.* The laws of the State of Nevada shall govern the Surviving Corporation.

4. *Name.* The name of the Surviving Corporation shall be Hunt Mountain Resources, a Nevada corporation.

5. *Registered Office.* The address of the registered office of the Surviving Corporation shall be 502 E. John Street, Room E, Carson City, NV 89706.

6. *Accounting.* The assets and liabilities of Metaline and HuntMountain (collectively the "Constituent Corporations") as of the effective date of the merger shall be taken up on the books of the Surviving Corporation at the amounts at which they are carried at that time on the respective books of the Constituent Corporations.

7. *Articles of Incorporation.* The Articles of Incorporation of HuntMountain shall constitute the Articles of Incorporation of the Surviving Corporation.

8. *Bylaws.* The Bylaws of HuntMountain as of the effective date of the merger shall be the Bylaws of the Surviving Corporation until the same shall be altered or amended in accordance with the provisions thereof.

9. *Directors.* The directors of Metaline as of the effective date of the merger shall be the directors of the Surviving Corporation until their respective successors are duly elected and qualified.

10. *Manner and Basis of Converting Shares.* As of the effective date of the merger:

(a) Each share of Metaline common stock issued and outstanding shall become one share of common stock with a par value of HuntMountain.

(b) HuntMountain shall convert or exchange each share of Metaline common stock for one share of the common stock of the Surviving Corporation; PROVIDED, however, that no fractional shares of HuntMountain stock shall be issued, and in lieu of the issuance of fractional shares, the Surviving Corporation shall make a payment in cash equal to the value of such fraction, based upon the market value of such common stock on the effective date of the merger.

(c) Any shares of stock of Metaline in the treasury of Metaline on the effective date of the merger shall be surrendered to the Surviving Corporation for cancellation, and no shares of the Surviving Corporation shall be issued in respect thereof.

(d) On the effective date of the merger, holders of certificates of common stock in Metaline shall surrender them to the Surviving Corporation, or its appointed agent, in such manner as the Surviving Corporation legally shall require. Upon receipt of such certificates, the Surviving Corporation shall issue in exchange therefor a certificate of shares of common stock in the Surviving Corporation representing the number of shares of stock to which such holder shall be entitled as set forth above.

(e) In addition, such shareholders shall be entitled to receive any dividends on such shares of common stock of the Surviving Corporation that may have been declared and paid between the effective date of the merger and the issuance to such shareholder of the certificate of such common stock.

11. *Shareholder Approval.* This Plan of Merger shall be submitted to the shareholders of Metaline and HuntMountain for their approval in the manner provided under the applicable laws, at meetings to be held on or before June 15, 2005, or at other such time as the Boards of Directors of Metaline and HuntMountain shall agree. After approval by a vote of the holders of two-thirds (2/3) of the Metaline shares entitled to vote thereon and the holders of the majority of the HuntMountain shares entitled to vote thereon, if any, of each voting group, and the approval by a vote of the holders of two-thirds (2/3) of the Metaline shares entitled to vote thereon and the holders of a majority of the HuntMountain shares entitled to vote thereon, if any, of each voting group, Articles of Merger shall be filed as required under the laws of the States of Washington and Nevada.

12. *Rights of Dissenting Shareholders.* Any shareholder of Metaline who has the right to dissent from this merger as provided in RCW 23B.13.020, and who so dissents in accordance with the requirements of RCW 23B.13.210 through RCW 23B.13.280, shall be entitled, upon surrender of the certificate or certificates representing certificated shares or upon imposition of restrictions of transfer of uncertificated shares, to receive payment of the fair value of such shareholder's shares as provided pursuant to RCW 23B.13.250.

13. *Termination of Merger.* This merger may be abandoned at any time prior to the filing of Articles of Merger with the Secretary of State, upon a vote of a majority of the Board of Directors of both Metaline and HuntMountain. If the merger is terminated, there shall be no liability on the part of either company, their respective Boards of Directors, or shareholders.

14. *Counterparts.* This Plan of Merger may be executed in any number of counterparts, and all such counterparts and copies shall be and constitute an original instrument.

IN WITNESS WHEREOF, this Plan of Merger has been adopted by the undersigned corporations as of this _____ day of Aptil, 2005.

Metaline Mining & Leasing Company, a
Washington corporation

HuntMountain Resources, a
Nevada corporation

By _____
    Tim Hunt , President

By_____
    Tim Hunt, President

Exhibit 4

METALINE MINING & LEASING COMPANY

2005 STOCK PLAN

1. <u>Establishment and Purposes of the Plan</u>. The purposes of the Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees, Directors and Consultants and to promote the success of the Company's business. The Plan seeks to achieve these purposes by providing for awards in the form of Restricted Common Stock or Options granted under the Plan (which may be Incentive Stock Options or Nonstatutory Stock Options, as determined by the Administrator at the time of grant).

2. <u>Definitions</u>. As used herein, the following definitions shall apply:

(a) "<u>Administrator</u>" means the Board or any of its Committees as shall be administering the Plan in accordance with Section 4 hereof.

(b) "<u>Affiliate</u>" means any entity other than a Subsidiary, if the Company and/or one or more Subsidiaries own not less than 50% of such entity.

(c) "<u>Applicable Laws</u>" means the requirements relating to the administration of stock option plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any other country or jurisdiction where Options are granted under the Plan.

(d) "<u>Award</u>" means any award of an Option or a Restricted Share under the Plan.

(e) "<u>Board</u>" means the Board of Directors of the Company.

(f) "<u>Change in Control</u>" shall mean an Ownership Change Event or a series of related Ownership Change Events (collectively, a *"Transaction"*) wherein the shareholders of the Company immediately before the Transaction do not retain immediately after the Transaction, in substantially the same proportions as their ownership of shares of the Company's voting stock immediately before the Transaction, direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding voting securities of the Company or, in the case of a Transaction described in Section 2(x)(iii), the corporation or other business entity to which the assets of the Company were transferred (the *"Transferee"*), as the case may be. For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company or the Transferee, as the case may be, either directly or through one or more subsidiary corporations or other business entities. The Board shall have the right to determine whether multiple sales or exchanges of the voting securities of the Company or multiple Ownership Change Events are related, and its determination shall be final, binding and conclusive. Notwithstanding the preceding sentence, a Change in Control shall not include a distribution or transaction in which the voting stock of the Company or a Parent or Subsidiary is distributed to the shareholders of a Parent of such entity. Any change in ownership resulting from an underwritten public offering of the Common Stock or the stock of any Parent or Subsidiary shall not be deemed a change in control for any purpose hereunder.

(g)   "Code" means the Internal Revenue Code of 1986, as amended.

(h)   "Committee" means a committee of Directors appointed by the Board in accordance with Section 4 hereof.

(i)   "Common Share" means one share of the common stock of the Company.

(j)   "Company" means Metaline Mining & Leasing Company, a Washington corporation, or any successor thereof.

(k)   "Consultant" means a person engaged to provide consulting or advisory services (other than as an Employee or a Director) to the Company or a Parent or Subsidiary, provided that the identity of such person or the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on either the exemption from registration provided by Rule 701 under the Securities Act or, if the Company is required to file reports pursuant to Section 13 or 15(d) of the Exchange Act, registration on a Form S-8 Registration Statement under the Securities Act of 1933, as amended.

(l)   "Director" means a member of the Board.

(m)   "Disability" means total and permanent disability as defined in Section 2(e)(3) of the Code.

(n)   "Employee" means any person, including officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. A Service Provider shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor. For purposes of Incentive Stock Options, no such leave may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three (3) months following the 90th day of such leave, any Incentive Stock Option held by the Optionee shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option. Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

(o)   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(p)   "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the NASDAQ National Market, The NASDAQ SmallCap Market of The NASDAQ Stock Market or on the NASDAQ supervised OTC Bulletin Board, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Common Stock on the day of determination; or

(iii) In the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Administrator.

(q) "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(r) "Nonstatutory Stock Option" means an Option not intended to qualify as an Incentive Stock Option.

(s) "Option" means a stock option granted pursuant to the Plan.

(t) "Option Agreement" means a written or electronic agreement between the Company and an Optionee evidencing the terms and conditions of an individual Option grant. The Option Agreement is subject to the terms and conditions of the Plan.

(u) "Optioned Stock" means the Common Stock subject to an Option.

(v) "Optionee" means the holder of an outstanding Option granted under the Plan.

(w) "Outside Director" means a member of the Board who is not an Employee. Service as an Outside Director shall be considered employment for all purposes of the Plan, except as provided in Section 2(h)

(x) "Ownership Change Event" shall be deemed to have occurred if any of the following occurs with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the shareholders of the Company of more than fifty percent (50%) of the voting stock of the Company; (ii) a merger or consolidation in which the Company is a party; (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company; or (iv) a liquidation or dissolution of the Company.

(y) "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(z) "Plan" means this 2005 Stock Plan.

(aa) "Restricted Common Stock" means a Common Share awarded under the Plan.

(bb) "Restricted Stock Agreement" means the agreement between the Company and the recipient of a Restricted Share that contains the terms, conditions and restrictions pertaining to such Restricted Share.

(cc) "Service Provider" means an Employee, Director or Consultant.

(dd) "Share" means a share of the Common Stock, as adjusted in accordance with Section 13 below.

(ee)   "Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

3.   <u>Stock Subject to the Plan</u>. Subject to the provisions of Section 13 of the Plan, the maximum aggregate number of Shares that may be subject to option and sold under the Plan is Three Million (3,000,000) Shares. The Shares may be authorized but unissued, or reacquired Common Stock.

If an Option expires or becomes unexercisable without having been exercised in full, the unpurchased Shares which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated). However, Shares that have actually been issued under the Plan, upon the grant of Restricted Common Stock or the exercise of an Option, shall not be returned to the Plan and shall not become available for future distribution under the Plan, except that if Shares of restricted stock issued pursuant to an Option are repurchased by the Company at their original purchase price, such Shares shall become available for future grant under the Plan. However, except as adjusted pursuant to Section 13, in no event shall more than two million (2,000,000) Shares be available for issuance pursuant to the exercise of Incentive Stock Options (the "ISO Share Issuance Limit").

4.   <u>Administration of the Plan</u>.

(a)   The Plan shall be administered by the Board or a Committee appointed by the Board, which Committee shall be constituted to comply with Applicable Laws.

(b)   <u>Powers of the Administrator</u>. Subject to the provisions of the Plan and, in the case of a Committee, the specific duties delegated by the Board to such Committee, and subject to the approval of any relevant authorities, the Administrator shall have the authority in its discretion:

(i) to determine the Fair Market Value;

(ii) to select the Service Providers to whom Options may from time to time be granted hereunder;

(iii) to determine the number of Shares to be covered by each such Option granted hereunder;

(iv) to approve forms of agreement for use under the Plan;

(v) to determine the terms and conditions of any Restricted Common Stock grant or Option granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Options may be exercised (which may be based on performance criteria), any vesting, acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Restricted Common Stock grant, Option or the Common Stock relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

(vi) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws;

(vii) to allow Optionees to satisfy withholding tax obligations by electing to have the Company withhold from the Shares to be issued upon exercise of an Option that number of Shares having a Fair Market Value equal to the minimum amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by Optionees to have Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable; and

(viii) to construe and interpret the terms of the Plan and Restricted Common Stock and Options granted pursuant to the Plan.

(c) Effect of Administrator's Decision. All decisions, determinations and interpretations of the Administrator shall be final and binding on all Grantees and Optionees.

5. Eligibility. Nonstatutory Stock Options may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6. Limitations.

(a) Incentive Stock Option Limit. Each Option shall be designated in the Option Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Optionee during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

(b) At-Will Employment. Neither the Plan nor any Option shall confer upon any Grantee or Optionee any right with respect to continuing the Grantee or Optionee's relationship as a Service Provider with the Company, nor shall it interfere in any way with his or her right or the Company's right to terminate such relationship at any time, with or without cause, and with or without notice.

7. Term of Plan. Subject to shareholder approval in accordance with Section 19, the Plan shall become effective upon its adoption by the Board. Unless sooner terminated under Section 15, it shall continue in effect for a term of ten (10) years from the later of (i) the effective date of the Plan, or (ii) the date of the most recent Board approval of an increase in the number of shares reserved for issuance under the Plan.

8. Term of Option. The term of each Option shall be stated in the Option Agreement; provided, however, that the term shall be no more than fifteen (15) in the case of a NonQualified Option and ten (10) years from the date of grant thereof in the case of an Incentive Stock Option. In the case of an Incentive Stock Option granted to an Optionee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Option shall be five (5) years from the date of grant or such shorter term as may be provided in the Option Agreement.

9.	Option Exercise Price and Consideration.

(a)	Exercise Price. The per share exercise price for the Shares to be issued upon exercise of an Option shall be such price as is determined by the Administrator, but shall be subject to the following:

(i) In the case of an Incentive Stock Option

(A)	granted to an Employee who, at the time of grant of such Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

(B)	granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

(ii) In the case of a Nonstatutory Stock Option, the per Share exercise price shall be determined by the Administrator.

(iii) Notwithstanding the foregoing, Options may be granted with a per Share exercise price other than as required above pursuant to an assumption or substitution of another option in connection with a merger or other corporate transaction.

(b)	Forms of Consideration. The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant). Such consideration may consist of, without limitations, (1) cash, (2) check, (3) promissory note, (4) other Shares, provided any Shares acquired from the Company, either directly or indirectly, (x) have been owned by the Optionee for more than six months on the date of surrender, and (y) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option shall be exercised, (5) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan, or (6) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Administrator shall consider, among other things, if acceptance of such consideration may be reasonably expected to benefit the Company. Notwithstanding the foregoing, the Administrator may permit an Optionee to exercise his or her Option by delivery of a full-recourse promissory note secured by the purchased Shares. The terms of such promissory note shall be determined by the Administrator, in its sole discretion.

10.	Exercise of Option.

(a)	Procedure for Exercise; Rights as a Shareholder. Any Option granted hereunder shall be exercisable according to the terms hereof at such times and under such conditions as determined by the Administrator and set forth in the Option Agreement. Unless the Administrator provides otherwise, vesting of Options granted hereunder shall be suspended during any unpaid leave of absence. An Option may not be exercised for a fraction of a Share.

An Option shall be deemed exercised when the Company receives: (i) written or electronic notice of exercise (in accordance with the Option Agreement) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Option Agreement and the Plan. Shares issued upon exercise of an Option shall be issued in the name of the Optionee or, if requested by the Optionee, in the name of the Optionee and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Shares, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 13 of the Plan.

Exercise of an Option in any manner shall result in a decrease in the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(b)   Termination of Relationship as a Service Provider. If an Optionee ceases to be a Service Provider, such Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of the Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for three (3) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified by the Administrator, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(c)   Disability of Optionee. If an Optionee ceases to be a Service Provider as a result of the Optionee's Disability, the Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for twelve (12) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(d)   Death of Optionee. If an Optionee dies while a Service Provider, the Option may be exercised for a period of one year from the Optionee's death (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement), by the Optionee's designated beneficiary, provided such beneficiary has been designated prior to Optionee's death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Optionee, then such Option may be exercised by the personal representative of the Optionee's estate or by the person(s) to whom the Option is transferred pursuant to the Optionee's will or in accordance with the laws of descent and distribution. If, at the time of death, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall immediately revert to the Plan. If the Option is not so exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

11.   Limited Transferability of Options.   Unless determined otherwise by the Administrator, Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the Optionee, only by the Optionee. Notwithstanding the foregoing, to the extent permitted by the Administrator, in its discretion, and set forth in the Option Agreement evidencing such Option, a Nonstatutory Stock Option shall be assignable or transferable subject to the applicable limitations, if any, described in Rule 701 under the Securities Act and the General Instructions to Form S-8 Registration Statement under the Securities Act.   In addition, any transferable Option shall contain additional terms and conditions as the Administrator deems appropriate.

12.   Common Stock.

(a)   Restricted Stock Agreement. Each grant of Restricted Common Stock under the Plan shall be evidenced by a Restricted Stock Agreement between the recipient and the Company. Such Restricted Shares shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Restricted Stock Agreements entered into under the Plan need not be identical.

(b)   Payment for Awards. Subject to the following sentence, Restricted Shares may be sold or awarded under the Plan for such consideration as the Committee may determine, including (without limitation) cash, cash equivalents and past services. To the extent that an Award consists of newly issued Restricted Shares, the consideration shall consist exclusively of cash, cash equivalents or past services rendered to the Company.

(c)   Vesting Conditions. Each award of Restricted Shares may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Stock Agreement. A Restricted Stock Agreement may provide for accelerated vesting in the event of the Participant's death, disability or retirement or other events. The Committee may determine, at the time of granting Restricted Shares or thereafter, that all or part of such Restricted Shares shall become vested in the event that a Change in Control occurs with respect to the Company or in the event that the Participant is subject to an Involuntary Termination after a Change in Control.

(d)   Voting and Dividend Rights. The holders of Restricted Shares awarded under the Plan shall have the same voting, dividend and other rights as the Company's other stockholders. A Restricted Stock Agreement, however, may require that the holders of Restricted Shares invest any cash dividends received in additional Restricted Shares. Such additional Restricted Shares shall be subject to the same conditions and restrictions as the Award with respect to which the dividends were paid.

13.   Adjustments Upon Changes in Capitalization, Merger or Change in Control.

(a)   Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number and type of Shares which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, the ISO Share Issuance Limit, and the number and type of Shares covered by each outstanding Option, as well as the price per Share covered by each such outstanding Option, shall be proportionately adjusted for any increase or decrease in the number or type of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company. The conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number, type or price of Shares subject to an Option.

(b)   Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Optionee as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for an Optionee to have the right to exercise his or her Option until fifteen (15) days prior to such transaction as to all of the Optioned Stock covered thereby, including Shares as to which the Option would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option applicable to any Shares purchased upon exercise of an Option shall lapse as to all such Shares, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised, an Option will terminate immediately prior to the consummation of such proposed action.

(c)   Change in Control. In the event of a Change in Control, each outstanding Option shall be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. If, in such event, the Option is not assumed or substituted, then the Optionee shall fully vest in and have the right to exercise this Option as to all of the Optioned Stock, including Shares as to which it would not otherwise be vested or exercisable. If this Option becomes fully vested and exercisable in lieu of assumption or substitution in the event of a Change in Control, the Administrator shall notify the Optionee in writing or electronically that this Option shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and this Option shall terminate upon the expiration of such period. For the purposes of this paragraph, the Option shall be considered assumed if, following the Change in Control, the Option confers the right to purchase or receive, for each Share of Optioned Stock subject to the Option immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option, for each Share of Optioned Stock subject to the Option, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control.

14.   Time of Granting Options. The date of grant of an Option shall, for all purposes, be the date on which the Administrator makes the determination granting such Option, or such later

date as is determined by the Administrator. Notice of the determination shall be given to each Service Provider to whom an Option is so granted within a reasonable time after the date of such grant.

15. Amendment and Termination of the Plan.

(a) Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

(b) Shareholder Approval. The Board shall obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c) Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Optionee, unless mutually agreed otherwise between the Optionee and the Administrator, which agreement must be in writing and signed by the Optionee and the Company. Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Options granted under the Plan prior to the date of such termination.

16. Conditions Upon Issuance of Shares.

(a) Legal Compliance. Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) Investment Representations. As a condition to the exercise of an Option, the Administrator may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

17. Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

18. Reservation of Shares. The Company, during the term of this Plan, shall at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

19. Registration. of Shares. The Company may, but shall not be required to, register the Stock Subject to the Plan pursuant to a Registration Statement of Form S-8, if applicable. In such event the Company shall not be required to include any Restricted Common Stock or shares issued upon exercise of Options prior to the effective date of the Form S-8.

20.   <u>Shareholder Approval</u>. The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval shall be obtained in the degree and manner required under Applicable Laws. Until the receipt of such shareholder approval, no Options granted hereunder may be exercised.

IN WITNESS WHEREOF, the undersigned Secretary of the Company certifies that the foregoing sets forth the Metaline Mining & Leasing Company 2005 Stock Plan as duly adopted by the Board on XXXXXX, 2005.

_____

XXXX, Secretary

Exhibit 99

ARTICLES OF INCORPORATION
OF
HUNTMOUNTAIN RESOURCES

The undersigned hereby executes the following Articles of Incorporation for the purpose of forming a corporation under the provisions of the laws of the State of Nevada pursuant to NRS 79.

ARTICLE I
Name

The name of the corporation is HuntMountain Resources.

ARTICLE II
Purpose

The purpose of this corporation shall be to transact any and all lawful business for which corporations may be incorporated under the laws of the State of Nevada, in general, to have and exercise all the powers conferred by the laws of Nevada upon corporations and to do any and all things hereinbefore set forth to the same extent as natural persons might or could do.

ARTICLE III
Duration

This corporation shall be of perpetual duration.

ARTICLE IV
Authorized Capital Stock

The authorized capital stock of the corporation shall consist of two (2) classes of stock, designated as Common Stock and Preferred Stock.

The total number of shares of Common Stock that the corporation will have authority to issue is three hundred million (300,000,000) shares. The shares shall have a par value of $.001 per share. All of the Common Stock authorized herein shall have equal voting rights and powers without restrictions in preference.

The total number of shares of Preferred Stock that the corporation will have authority to issue is ten million (10,000,000) shares. The Preferred Stock shall a par value of $.001 per share. The Preferred Stock shall be entitled to preference over the Common Stock with respect to the distribution of assets of the corporation in the event of liquidation, dissolution, or winding-up of the corporation, whether voluntarily or involuntarily, or in the event of any other distribution of assets of the corporation among its stockholders for the purpose of winding-up its affairs. The authorized but unissued shares of Preferred Stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors. The Directors in their sole discretion shall have the power to determine the relative powers, preferences, and rights of each series of Preferred Stock.

ARTICLE V
Preemptive Rights

Stockholders of this corporation will have no preemptive rights to acquire additional shares issued by the corporation, or any securities convertible into, or carrying or evidencing any rights or option to purchase, any such shares.

ARTICLE VI
Voting

The holders of any of the corporation's capital stock shall possess voting power for the election of directors and for all other purposes, subject to such limitations as may be imposed by law and by any provision of the Articles of Incorporation in the exercise of their voting power. Cumulative voting for the election of directors is hereby expressly prohibited. The holders of Common Stock shall be entitled to one vote for each share held. All of the Common Stock authorized herein shall have equal voting rights and powers without restrictions in preference.

ARTICLE VII
Board of Directors

The initial Board of Directors of this corporation shall consist of three (3) directors. The number of directors constituting the Board of Directors of this corporation may be increased or decreased from time to time in the manner specified in the Bylaws of this corporation; provided, however, that the number shall not be less than one (1) or more than eleven (11). All vacancies in the Board of Directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum.

ARTICLE VIII
Director Liability

A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for conduct as a director, except for liability of the director for (i) acts or omissions that involve intentional misconduct or a knowing violation of law by the director; (ii) conduct which violates Chapter 78.300 of the Nevada Revised Statutes, pertaining to unpermitted distributions to stockholders; or (iii) any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled. If the laws of the State of Nevada are amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted thereunder, as so amended. Any repeal or modification of the foregoing paragraph by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

ARTICLE IX
Indemnification

The corporation is authorized to indemnify, agree to indemnify or obligate itself to advance or reimburse expenses incurred by its Directors, Officers, employees or agents to the full extent of the laws of the State of Nevada as may now or hereafter exist.

ARTICLE X
Bylaws

Subject to the power of stockholders to amend or repeal, the Board of Directors of this corporation shall have the power to enact and amend such Bylaws defining the powers and duties of the officers of the corporation and providing for such other matters in relation to its affairs as they may deem necessary and convenient, provided the same are not out of harmony with the laws of the State of Nevada or these Articles of Incorporation.

ARTICLE XI
Action by Majority Consent of Stockholders

To the extent permitted by applicable law, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required.

ARTICLE XII
Amendments

The corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred on the stockholders herein are granted subject to this reservation.

ARTICLE XIII
Directors

The initial Board of Directors of this corporation consists of three (3) directors. The name and address of such directors are as follows:

Name	Address
Tim Hunt	3808 N. Sullivan Spokane, WA 99216
William Green	415 W. Cliff Drive, Spokane, WA 99203
Eunice R. Campbel	2112 S. Katy Ct. Spokane, WA 99224

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ARTICLE XIV
Incorporator

The name and address of the incorporator is as follows:

<u>Name</u>   <u>Address</u>

Gregory B. Lipsker   601 W. Main Ave., Suite 714
                                              Spokane, WA 99201

ARTICLE XV
Registered Agent

The name of the registered agent of this corporation is CSC Services of Nevada, Inc.

ARTICLE XVI
Registered Office

The post office address of the registered office of this corporation is 502 E. John Street, Room E, Carson City, NV 89706.

Dated this 11th day of April, 2005.

_____
Gregory B. Lipsker, Incorporator

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